Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: November 18, 2021

The following press release was made available by EQRx, Inc. on November 18, 2021 on EQRx’s Website (https://www.eqrx.com/), Twitter and LinkedIn.

EQRx and Evotec Announce Integrated Drug Discovery and Development Partnership

EQRx to leverage Evotec’s unique data-driven integrated drug discovery and development accelerator platform; partnership aims to build up jointly owned pipeline to deliver innovative, affordable and accessible medicines to patients

CAMBRIDGE, Mass., and Hamburg, Germany, – November 18, 2021 – EQRx, a new type of pharmaceutical company committed to developing and delivering important new medicines to patients at radically lower prices, and Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO), a leading life science company, today announced a collaboration to design, discover and develop new therapeutic options for patients. The collaboration will help accelerate EQRx’s pipeline expansion efforts by leveraging Evotec’s unique data-driven, fully integrated R&D platform, applied across different drug modalities and therapeutic areas. This approach aims to expedite the invention and development of novel drugs and helps ensure superior translation from research ideas to safe and efficacious medicines.

The collaboration will focus on multiple therapeutic targets in oncology and immunology. Under the terms of the agreement, EQRx and Evotec will collaborate on drug discovery, pre-clinical and clinical development. Evotec will lead drug discovery and pre-clinical development efforts, and EQRx will be responsible for clinical development, regulatory and commercialization efforts. In addition to jointly funded research and development activities, Evotec will benefit from the potential commercial success of the assets developed within the partnership through a variable profit share mechanism.

“We continue to rapidly expand our early-stage development pipeline through access to innovative, next-generation drug discovery and engineering technologies,” said Carlos Garcia-Echeverria, Ph.D., chief of Rx creation at EQRx. “This collaboration with Evotec will enable us to engineer and develop precision medicines in immunology and oncology with high quality and speed of execution. We look forward to a productive collaboration to bring innovative, affordable and accessible treatment options to people in need.”

“EQRx’s ambitious and transformative mission to deliver important new therapies to patients at more affordable prices makes them an ideal partner for us,” commented Dr. Craig Johnstone, chief operating officer of Evotec. “This exciting new partnership will expand the reach of our unique data-driven integrated R&D platform. We look forward to leveraging our combined knowledge, expertise and leading-edge technologies to advance new medicines against validated targets as rapidly as possible to make the biggest possible impact for patients.”

About EQRx

EQRx is a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. Launched in January 2020, EQRx is purpose-built, at scale, with a growing catalog of medicines in development in high-cost drug categories and emerging partnerships with leading payers and providers. Leveraging cutting-edge science and technology and strategic partnerships with stakeholders from across the healthcare system, EQRx aims to provide innovative, patent-protected medicines more efficiently and cost-effectively than ever before. In August 2021, EQRx announced a proposed combination with CM Life Sciences III (Nasdaq: CMLTU) to accelerate its growth. The combination is expected to be completed in the fourth quarter of 2021. To learn more, visit www.eqrx.com and follow us on social media: Twitter: @EQRxInc, LinkedIn, Instagram: @eqrxinc.

EQRx™ and Remaking Medicine™ are trademarks of EQRx, Inc.

About Evotec SE

Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company’s multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this “Data-driven R&D Autobahn to Cures” for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g., neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 3,900 highly qualified people. The Company’s 14 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to http://www.evotec.com and follow us on Twitter @Evotec and LinkedIn.

EQRx Cautionary Statement Regarding Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding the ability to consummate the transaction and become a public company, as well as EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange, (xi) changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure, (xii) risks associated with EQRx’s ability to implement its business plans, including risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries, (xiv) the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and (xv) EQRx’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-259054) filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III filed a registration statement on Form S-4 (File No. 333-259054) with the SEC including the preliminary proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at http://www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation
CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the amounts printed in CM Life Sciences III’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation
This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Evotec Forward-Looking Statements
This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding completion of the offering. These forwardlooking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EQRx Media Contact:

Dan Budwick

dan@1abmedia.com